06012282

smiths

Smiths Group plc
765 Finchley Road London NW11 8DS
T: 020 8458 3232 F: 020 8458 4380
www.smiths-group.com

29 March 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA

Your ref : 82-34872

SUPPL

Dear Sir,

Re : **Rule 12g3-2(b) of the Exchange Act**
File Number 82-34872
Smiths Group plc

Please find enclosed copies of documents Smiths Group plc has recently:

- filed at Companies House, pursuant to the Companies Act 1985, and/or
- mailed to the Company's shareholders, pursuant to the same Act; and/or
- submitted to the Regulatory News Service of the London Stock Exchange, in compliance with the Listing Rules of the UKLA

as detailed on the enclosed summary sheet(s).

These documents are submitted in accordance with the requirements of Rule 12g3-2(b) of the Exchange Act.

Yours faithfully,

N.R. Burdett
Assistant Secretary

Direct Line: 020 8457 8229
Local fax: 020 8201 8041
e-mail: neil.burdett@smiths-group.com

dlw 4/6

INFORMATION SUBMITTED TO THE REGULATORY NEWS SERVICE, LONDON STOCK EXCHANGE

18 MARCH TO 29 MARCH 2006

213	20/01/2006 : 12:41:00	Smiths Group PLC - Re. Manufacturing in Hythe
214	29/03/2006 : 14:21:00	Smiths Group PLC - Holding(s) in Company

Company	Smiths Group PLC
TIDM	SMIN
Headline	Re. Manufacturing in Hythe
Released	12:41 20-Mar-06
Number	0538A

smiths

PRESS RELEASE
IMMEDIATE RELEASE Monday 20 March 2006

Smiths Medical announces intention to end manufacturing in Hythe

Smiths Medical has announced its intention to transfer 534 manufacturing jobs from its facility in Hythe, Kent. The majority of the proposed job transfers will move to existing Smiths Medical manufacturing facilities in Mexico. Proposals were put to the workforce today that are likely to see manufacturing at Hythe end within two years.

The company has, however, reaffirmed the role of Hythe as the headquarters of Smiths Medical International and as its centre of excellence for airway management and reproductive health products. These activities are expected to employ around 220 people engaged in R&D, finance, marketing and other support services. Hythe will also see the creation of a new European shared service centre.

This announcement marks the next important step in Smiths Medical's rationalisation programme that follows its acquisition of Medex in March 2005. Over the past two months the company also announced the closure of two US manufacturing facilities in Duluth, Georgia and Wampsville, New York with production transferring to other Smiths Medical locations in the US.

Martin Jamieson, Managing Director Smiths Medical International said: "This move is driven by the global competitive environment for our business. Our competitors have all made similar moves to low-cost countries, which makes today's announcement unavoidable. We are sorry that this will affect many of our employees and their families but pleased that Hythe will still offer employment to more than two hundred people in some key functions. We will, with immediate effect, commence a consultation and communication process with employees and their representatives "

Notes to the Editor

Smiths Group
Smiths Group is a global business, listed on the London Stock Exchange. Smiths focuses on high performance applications, building and sustaining market-leading businesses in growth sectors. Smiths has four divisions: Aerospace, Detection, Medical and Specialty. Together these employ 32,000 people at over 250 major facilities in 50 countries. For more information visit www.smiths-group.com

Smiths Medical
Smiths Medical is a supplier of specialist medical devices to global markets. Smiths Medical comprises three product groupings: Safety Devices, Critical Care and Medication Delivery & Patient Monitoring (MDPM). Smiths Medical customers include hospitals and other healthcare providers worldwide. Manufacturing is concentrated in the US, the UK, Mexico and Italy. Smiths Medical employs nearly 7,500 people.

Press Contacts

Chris Fox *Director, Group Communications* +44 (0) 20 8457 8403	**Rachel Lankester** *Manager, Group Communications* +44 (0) 20 8457 8403

END

Regulatory Announcement

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Holding(s) in Company
Released	14:21 29-Mar-06
Number	6052A

29 MARCH 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

LISTING RULE LR 9.6.7 R

1. Name of listed company: SMITHS GROUP PLC

2. Name of shareholder with a major interest:

   (A) FMR CORP. AND ITS DIRECT AND INDIRECT SUBSIDIARIES AND

   (B) FIDELITY INTERNATIONAL LIMITED AND ITS DIRECT AND INDIRECT SUBSIDIARIES

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

   NOTIFICATION ON BEHALF OF FMR CORP. AND ITS DIRECT AND INDIRECT SUBSIDIARIES AND FIDELITY INTERNATIONAL LIMITED AND ITS DIRECT AND INDIRECT SUBSIDIARIES AND MR EDWARD C JOHNSON 3D, A PRINCIPAL SHAREHOLDER OF FMR CORP. AND FIDELITY INTERNATIONAL LIMITED, OF DISCLOSABLE INTERESTS ARISING UNDER S208(4)(b) OF THE COMPANIES ACT 1985.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

STATE STREET HONG KONG	13,400
STATE STREET BANK AND TR CO	315,800
BANK OF NEW YORK EUROPE LDN	3,221,100
TRUST & CUST SRVCS BK LTD, TOKO	21,650
NOMURA TRUST AND BANKING	31,600
MASTER TRUST BANK OF JAPAN	191,800
ING LUXEMBORUG	20,300
NORTHERN TRUST LONDON	44,900
NATIONAL ASTL BK MELBOURNE	60,100
STATE STREET BANK AUSTRALIA (C	97,000
JP MORGAN, BOURNEMOUTH	163,900
NORTHERN TRUST LONDON	178,100
STATE STR BK AND TR CO LNDN	202,660
CHASE MANHATTAN BK AG FRNKFRT (S	255,500
BANK OF NEW YORK BRUSSELS	390,800
BROWN BROS HARRIMAN LTD LUX	579,360
JP MORGAN, BOURNEMOUTH	4,532,776
BERMUDA TRUST FAR EAST HK	262,804
JP MORGAN, BOURNEMOUTH	7,297,039
MELLON BANK NA	18,500
INVESTORS BANK AND TRUST	11,600
MELLON BANK NA	35,700
CITIBANK NA	76,000
NORTHERN TRUST LONDON	112,900
STATE STREET BANK AND TR CO	1,109,790
BROWN BROS HARRIMAN AND CO	1,566,800

JPMORGAN CHASE BANK	16,366,598
ROYAL TRUST -TORONTO	23,900
CIBC MELLON TRUST	191,490
BANK OF NEW YORK	332,000
JPMORGAN CHASE	592,500
MELLON BANK NA	703,096
NORTHERN TRUST CO	899,200
BROWN BROS HARRIMAN AND CO	1,553,400
STATE STREET BANK AND TR CO	3,156,443
CHASE MANHATTAN LONDON	8,800
DEXIA PRIVATBANK	9,500
SOCIETE GENERALE	28,000
JPMORGAN CHASE BANK	44,600
CHASE MANHTTN BK AG FRNKFRT (S	82,900
MIDLAND SECURITIES SERVICES	87,600
CLYDESDALE BANK PLC	120,300
BANKERS TRUST LONDON	197,800
HSBC BANK PLC	376,300
MELLON BANK	1,137,500
BANK OF NEW YORK BRUSSELS	1,712,769
JP MORGAN, BOURNEMOUTH	1,986,400
STATE STR BK AND TR CO LNDN (S	2,673,999
NORTHERN TRUST LONDON	3,846,190

5. Number of shares / amount of stock acquired: NOT DISCLOSED

6. Percentage of issued class*: N/A

7. Number of shares / amount of stock disposed: NOT DISCLOSED

8. Percentage of issued class*: N/A

9. Class of security: ORDINARY SHARES OF 25p

10. Date of transaction: NOT DISCLOSED

11. Date listed company informed: 29 MARCH 2006

12. Total holding following this notification: 56,943,164 SHARES

13. Total percentage holding of issued class following this notification*: 10.07%

14. Any additional information

15. Name of contact and telephone number for queries: NEIL BURDETT, 020 8457 8229

16. Name and signature of duly authorised officer of the listed company responsible for making this notification: NEIL BURDETT

17. Date of notification: 29 MARCH 2006

** any treasury shares held by the listed company should not be taken into account when calculating percentage*

END

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